TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

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THE PRUDENTIAL TOWER
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CHIYODA-KU, TOKYO 100-0014, JAPAN
(C.P.O.BOX 1576, TOKYO 100-8694, JAPAN)
[redacted])5157-2900

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FILE NO. 82-3919

March 28, 2003

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents which contents were announced by the Company as follows:

- Notice of Year-End Dividends for the Year Ending March 31, 2003 (the 55th Business Year) (dated February 18, 2003);
- New Medium-Term Management Plan of Bandai Group (dated February 18, 2003);
- Semi-Annual Report -First Six Months of the 55th Business Year (April 1, 2002 to September 30, 2002); and
- Notice of Issuance of 4th, 5th and 6th Unsecured Bonds (dated March 7, 2003).

With kind regards,

Yours truly,

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

(Translation)

FILE No. 82-3919

February 18, 2003

Dear Sirs:

Name of the Company:
Bandai Co., Ltd.

Name and Position of the Representative:
Takeo Takasu
President and Representative Director

Inquiries shall be directed to:
Yusuke Fukuda
General Manager, President Office

Tel.: 03 (3847) 5005

(Code No. 7967, The First Section of the Tokyo Stock Exchange)

Notice of Year-End Dividends for the Year Ending March 31, 2003 (the 55th Business Year)

Notice is hereby given that Bandai Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on February 18, 2003, adopted a resolution to increase year-end dividends per share for the year ending March 31, 2003 (the 55th business year), as described below:

Description

1. Reason for increase in dividends:

The Company has achieved the results for the previous two business years as projected in its three-year Medium-Term Management Plan carried out since April 2000. Additionally, net sales and profits for the year ending March 31, 2003, the final year for the Plan, are expected to substantially exceed those initially projected.

Consequently, as a token of its appreciation for the shareholders' support, the Company will propose to pay special dividends, in addition to ordinary dividends, at its 55th Ordinary General Meeting of Shareholders to be convened in June 2003, as shown in the following table.

2. Business year ending March 31, 2003 (from April 1, 2002 to March 31, 2003):

	Previous forecast (as publicized on November 7, 2002)	Adjusted forecast	(Reference) Results for the previous business year (from April 1, 2001 to March 31, 2002)
Interim dividend per share	¥15.00	¥15.00	¥15.00
Year-end dividend per share	¥15.00	¥15.00	¥15.00
Special dividend per share	-	¥10.00	-
Annual dividend per share	¥30.00	¥40.00	¥30.00

- END -

(Translation)

FILE NO. 82-3919

February 18, 2003

NEW MEDIUM-TERM MANAGEMENT PLAN OF BANDAI GROUP
- Three-year plan from April 1, 2003 through March 31, 2006
aiming at "Expansion of Business"-

BANDAI CO., LTD.
5-4, Komagata 2-chome, Taito-ku, Tokyo
Takeo Takasu,
President and Representative Director
Capital: ¥23.6 billion
Code No. 7967 (The First Section of the Tokyo Stock Exchange)

BANDAI CO., LTD. ("Bandai" or "we" as the case may be) and its group companies (collectively, "Bandai Group") will start a new medium-term management plan from April 1, 2003 (a three-year plan through March 31, 2006).

[Current Medium-Term Management Plan]

Under the current medium-term management plan (for the period from April 1, 2000 through March 31, 2003), with the fundamental policy of "Placing Importance on Earnings and Efficiency", we have pursued the "Selection and Concentration of Business" by capitalizing on Bandai Group's strengths of character merchandizing. Consequently, we have achieved better results for each of the three years than we initially projected.

[Actual results from the Current Medium-Term Management Plan]

* Results for the year ending March 31, 2003 are estimated amounts.

Year ending/ended	Net sales	Ordinary income	ROA
March 31, 2003	¥238.0 billion	¥26.0 billion	13.0%
March 31, 2002	¥227.8 billion	¥21.9 billion	10.9%
March 31, 2001	¥217.0 billion	¥16.3 billion	7.7%

[Projected results from the Current Medium-Term Management Plan]

Year ending/ended	Net sales	Ordinary income	ROA
March 31, 2003	¥230.0 billion	¥17.0 billion	8.0%
March 31, 2002	¥220.0 billion	¥13.0 billion	
March 31, 2001	¥210.0 billion	¥10.0 billion	

[Slogan of the New Medium-Term Management Plan]

"Charge! Change! Revolutionalize!!"

The new medium-term management plan will aim at the "Expansion of Business," while placing importance on earnings and efficiency. We will exert our efforts to expand business, based on our "Business Creation Strategy" and "Business Expansion Strategy" to become a "Bandai Group persistently venturing into new business and fields, not content with the status quo."

[Projected results from the New Medium-Term Management Plan]

Year ending	Net sales	Ordinary income	ROA	ROI
March 31, 2004	¥255.0 billion	¥28.0 billion	13.0%	19.0%
March 31, 2005	¥280.0 billion	¥30.0 billion	13.0%	19.0%
March 31, 2006	¥300.0 billion	¥32.0 billion	13.0%	19.0%

[New Medium-Term Management Plan - Management Strategy]

◆ **Reinforcement of brand power**

☆ **Establishment of corporate brand**

To promote the "Expansion of Business" in new business areas and enhance the value of our brand that will identify Bandai as a character creator, we will establish a Corporate Communication Office in April 2003 to pursue a corporate brand strategy.

☆ **Establishment of business brand**

We consider it difficult to run our business, which targets customers of various ages and covers a variety of operations and products, in a uniform brand. Hence, we will establish business brands most suitable to such respective ages and operations.

☆ **Shift to a system of genuine holding company**

As the most appropriate system to promote our corporate brand strategy and business brand strategy simultaneously, we will shift to a system of genuine holding company during the period for the new Medium-Term Management Plan. We plan to spin off each business department of Bandai as an operating subsidiary and make Bandai as a genuine holding company with strategic functions (management and human resources strategy, new business strategy and content strategy) as Bandai Group's headquarters.

<u>Image of the Organization under the System of Genuine Holding Company</u>


Genuine Holding Company
Operating Company
Overseas
Functional Company
Bandai Co., Ltd.
Management Strategy Division
New Business Strategy Division
Content Strategy Division
Production and license Holding Company
Bandai Toy Hobby Co., Ltd.
Bandai Life Style Co., Ltd.
Bandai Video Game Co., Ltd.
Bandai Networks Co., Ltd.
Banpresto Co., Ltd.
Bandai Visual Co., Ltd.
Distribution and sales
Production
Logistics
Manufacturing
Others

◆ Promotion of M&A and alliances

Under the current Medium-Term Business Plan, we have pursued mergers and acquisitions and alliances to complement our existing operations and strengthen our group synergy. Under the new Medium-Term Business Plan, while following the previous course, we will promote mergers and acquisitions and alliances that will lead directly to the "Expansion of Business" under the new business creation strategy.

◆ Strengthening of portfolio management

In addition to the previous business portfolio management, we will introduce a new concept of character portfolio. By pursuing matrix management of the business portfolio and character portfolio, we will run a well-balanced strategic management. Additionally, we will expand business by increasing the axes of each portfolio.

Simultaneously, we will rearrange the business segments as follows:


Current business segments
Toy & Life
Amusement & Game Software
Pocket Game
Network
Media
Overseas
Toy & Hobby
Life Style
Amusement
Game Software
Network
Visual
New business segments

* Business segments

<Business segments under the current Medium-Term Management Plan>

"Toy & Life", "Amusement & Game Software", "Pocket Game", "Network", "Media" and "Overseas"

<Business segments under the New Medium-Term Management Plan>

Toy & Hobby	:	Toys, candy toys, capsulated products for vending machines, cards, models.
Life Style	:	Apparel, living goods.
Amusement	:	Amusement equipment, prize products for amusement equipment.
Game Software	:	Home game machines, game software for pocket game machines, Swan business.
Network	:	Mobile phone content, broadband information distribution, on-line games.
Visual	:	Video works, video software.

[Business Strategy under the New Medium-Term Management Plan]

With the character merchandizing at the core of our business under the new Medium-Term Management Plan, we will focus on promoting global, network and content development.

◆ **Further global development of business**

We will shift from the previous geographically centered system (Japan, the United States, Europe, etc.) to a business-centered system (toys, video games, candy toys, etc.) to promote global development of business.

We will further strengthen global development, with each business segment promoting development targeting the world market.

Change of System



Toy
Game software
Network
Life
Japan
USA
Europe
Asia
Geographically-Centered System
Toy
Game software
Network
Life
Japan
USA
Europe
Asia
Business-Centered System

◆ **Further network development**

☆ **Strengthening of network business (cell phone content, broadband information distribution, on-line games)**

We will further strengthen our network business as a new outlet for our character merchandizing.

☆ **Creation of new entertainments by integrating our existing businesses with networks**

We will promote the integration of our existing businesses and products with networks as a priority assignment to each of our business segments.

◆ **Stronger capabilities to create content**

☆ **Stronger capabilities to create original characters**

* We will continue efforts to create our original characters originating from our products and operations.

* We will build a mechanism to strengthen capabilities to create characters in collaboration with third parties.

We will establish a cycle of collaboration with outside talents and strong outside companies by opening the stage of Bandai to third parties ("Bandai Hollywood System").

* Previously created original characters:

Originating from products and operations:	Digital Monsters, PrimoPuel, Shigeshige Shigeo
Collaboration with third parties:	.hack, Pop'n Berry

☆ **Introduction of a system to develop characters**

* **Introduction of a "character manager system"**

Upon the introduction of the concept of character portfolio, we will introduce a system of "character managers" to promote our group-wide character merchandizing strategy. In the first place, we will appoint character managers of "Moving Suit GUNDAM," our group's original character.

Inquiries to be directed to: Public Relations Section, President's Office,
Bandai Co., Ltd.
Asako or Tagami
Tel: 03-3847-5005
Fax: 03-3847-5067

- END -

(Excerpt translation)

FILE NO. 82-3919

SEMI-ANNUAL REPORT

First Six Months of the 55th Business Year

From April 1, 2002
To September 30, 2002

BANDAI CO., LTD.

(391045)

[Cover Page]

[Filed Document]	SEMI-ANNUAL REPORT
[Person with whom the Filing was made]	The Director General of the Kanto Local Finance Bureau
[Filing Date]	December 17, 2002
[Interim Accounting Period]	First Six Months of the 55th Business Year (From April 1, 2002 to September 30, 2002)
[Name of the Company]	Kabushiki Kaisha Bandai
[Name of the Company in English]	Bandai Co., Ltd.
[Title and Name of Representative]	Takeo Takasu, President and Representative Director
[Location of Head Office]	5-4, Komagata 2-chome, Taito-ku, Tokyo
[Telephone Number]	(03) 3847-5011 (key)
[Person to Contact]	Yusuke Fukuda General Manager of President Office
[Adjacent Place to Contact]	5-4, Komagata 2-chome, Taito-ku, Tokyo
[Telephone Number]	(03) 3847-5011 (key)
[Person to Contact]	Yusuke Fukuda General Manager of President's Office

[Places at which copies of the Semi-Annual Report are made available for public inspection]

Tokyo Stock Exchange
(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)
Bandai Co., Ltd., Osaka Branch
(12-3, Toyosaki 4-chome, Kita-ku, Osaka-shi, Osaka)
Bandai Engineering Center Co., Ltd.
(7-2, Omocha-no-machi 3-chome, Mibu-machi, Shimotsuga-gun, Tochigi-ken)

1. Consolidated Interim Financial Statements, etc.

(1) Consolidated Interim Financial Statements

① Consolidated Interim Balance Sheets

	As of September 30, 2001			As of September 30, 2002			As of March 31, 2002		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Assets)									
I. Current Assets:									
1. Cash and Time Deposits		33,086			46,893			39,106	
2. Notes and Accounts Receivable – Trade		44,893			40,758			47,546	
3. Marketable Securities		4,620			6,007			4,382	
4. Inventories		8,512			8,976			6,975	
5. Deferred Tax Assets – Current		4,823			5,985			6,049	
6. Others		20,304			15,968			23,758	
7. Allowance for Doubtful Receivables		(1,298)			(927)			(852)	
Total Current Assets		114,941	57.9		123,663	63.4		126,966	64.3
II. Fixed Assets:									
1. Property, Plant and Equipment									
(1) Buildings and Structures	13,569			12,085			13,390		
(2) Land	37,451			17,394			17,349		
(3) Others	7,640	58,661		9,629	39,110		8,240	38,980	
2. Intangible Fixed Assets									
(1) Consolidated Adjustments	-			98			181		
(2) Others	3,112	3,112		2,621	2,720		2,770	2,952	
3. Investment and Other Assets									
(1) Investment in Securities	11,626			12,791			12,586		
(2) Deferred Tax Assets-Non-Current	4,570			3,915			3,755		
(3) Deferred Tax Assets, Land Revaluation	-			8,520			8,520		
(4) Others	6,501			5,042			4,443		
(5) Allowance for Doubtful Receivables	(1,039)	21,659		(819)	29,449		(779)	28,525	
Total Fixed Assets		83,433	42.1		71,279	36.6		70,458	35.7
Total Assets		198,374	100.0		194,942	100.0		197,424	100.0

	As of September 30, 2001		As of September 30, 2002		As of March31, 2002	
	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%
(Liabilities)						
I. Current Liabilities:						
1. Notes and Accounts Payable – Trade	25,378		26,601		28,135	
2. Short-Term Bank Loans	5,585		2,333		4,023	
3. Current Maturities of Long-Term Debt	5,000		5,000		5,000	
4. Account Payable – Other	11,009		12,902		14,913	
5. Accrued Income Taxes	2,827		4,729		4,956	
6. Other Current Liabilities	5,090		5,399		5,179	
Total Current Liabilities:	54,892	27.7	56,966	29.2	62,208	31.5
II. Fixed Liabilities:						
1. Bonds	15,000		10,000		10,000	
2. Long-Term Debt	431		26		398	
3. Accrued Retirement and Severance Benefits	864		669		743	
4. Officers' Retirement Allowance Reserve	1,055		1,124		1,171	
5. Other Fixed Liabilities	527		545		644	
Total Fixed Liabilities:	17,878	9.0	12,366	6.4	12,958	6.6
Total Liabilities:	72,770	36.7	69,332	35.6	75,166	38.1
(Minority Interests)						
Minority Interests	13,315	6.7	14,139	7.2	14,952	7.6
(Shareholders' Equity)						
I. Common Stock	23,626	11.9	-	-	23,626	12.0
II. Capital Reserve	22,959	11.6	-	-	22,959	11.6
III. Difference on Revaluation	-	-	-	-	(11,766)	(6.0)
IV. Consolidated Retained Earnings	63,343	31.9	-	-	68,584	34.7
V. Other Valuation Differences of Securities	1,213	0.6	-	-	1,643	0.8
VI. Foreign Currency Translation Adjustment	1,145	0.6	-	-	2,320	1.2
VI. Treasury Stock	-	-			(62)	-
Total Shareholders' Equity	112,288	56.6	-	-	107,304	54.3

	As of September 30, 2001		As of September 30, 2002		As of March31, 2002	
	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%
(Shareholders' Equity)						
I. Common Stock	-	-	23,628	12.1	-	-
II. Capital Surplus	-	-	22,961	11.8	-	-
III. Earned Surplus	-	-	74,760	38.3	-	-
IV. Difference on Land Revaluation	-	-	(11,766)	(6.0)	-	-
V. Other Valuation Differences of Securities	-	-	1,374	0.7	-	-
VI. Foreign Currency Translation Adjustment	-	-	582	0.3	-	-
VI. Treasury Stock	-	-	(69)	-	-	-
Total Shareholders' Equity	-	-	111,470	57.2	-	-
Total Liabilities, Minority Interests and Shareholders' Equity	198,374	100.0	194,942	100.0	197,424	100.0

② Consolidated Interim Statements of Income

	For the Interim Period April 1, 2001 to September 30, 2001			For the Interim Period April 1, 2002 to September 30, 2002			For the Fiscal Year April 1, 2001 to March 31, 2002		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
I. Net Sales		110,321	100.0		113,850	100.0		227,930	100.0
II. Cost of Sales		66,274	60.1		63,184	55.5		137,063	60.1
Gross Profit		44,046	39.9		50,666	44.5		90,866	39.9
III. Selling, General and Administrative Expenses		32,861	29.8		37,418	32.9		70,101	30.8
Operating Income		11,184	10.1		13,247	11.6		20,764	9.1
IV. Non-Operating Income									
1. Interest Income	294			242			526		
2. Dividend Income	-			87			-		
3. Rental Income	178			157			336		
4. Investment Income Applied by the Equity Method	154			215			381		
5. Other Non-Operating Income	432	1,060	1.0	153	856	0.8	811	2,056	0.9
V. Non-Operating Expenses									
1. Interest Expense	356			202			623		
2. Loss on Foreign Currency Exchange Rate	-			281			-		
3. Other Non-Operating Expenses	99	456	0.4	93	578	0.5	205	828	0.4
Recurring Income		11,789	10.7		13,525	11.9		21,992	9.6
VI. Extraordinary Income									
1. Gain on Sale of Fixed Assets	251			129			566		
2. Gain on Sale of Investments in Securities	109			126			109		
3. Gain on Sale of Equities of Affiliated Companies	-			-			533		
4. Gain on Liquidation of Affiliated Companies	-			-			500		
5. Joint Venture Compensation	-			-			136		
6. Gain on Transfer of Insurance Business	-			-			95		
7. Transfer from Allowance for Doubtful Receivables	20	380	0.3	82	338	0.3	40	1,982	0.9
VII. Extraordinary Loss									
1. Loss on Sale of Fixed Assets	90			14			154		
2. Loss on Disposal of Fixed Assets	609			882			1,127		
3. Extraordinary Retirement Payment	-			-			265		
4. Loss on Capital Investment in Movie Investment Association	265			-			265		
5. Settlement Money	-			-			260		
6. Loss on Sale of Investments in Securities	-			2			35		
7. Loss on Disposal of Affiliated Companies	52			-			80		

	For the Interim Period April 1, 2001 to September 30, 2001			For the Interim Period April 1, 2002 to September 30, 2002			For the Fiscal Year April 1, 2001 to March 31, 2002		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
8. Loss on Write-Down of Investments in Securities	350			69			1,153		
9. Loss on Write-Down of Investments in Equities of Affiliated Companies	-			-			10		
10. Loss on Write-Down of Guarantee Money Deposited	163			-			93		
11. Increase in Allowance for Doubtful Receivables	31	1,563	1.4	-	968	0.9	33	3,480	1.5
Net Income before Income Taxes		10,606	9.6		12,895	11.3		20,493	9.0
Corporate Income, Inhabitant and Enterprise Taxes	3,636			5,589			8,197		
Tax Adjustments	1,016	4,652	4.2	(361)	5,227	4.6	647	8,844	3.9
Minority Interests		389	0.4		593	0.5		1,005	0.4
Net Income		5,564	5.0		7,074	6.2		10,643	4.7

③ Consolidated Interim Statements of Retained Earnings

	For the Interim Period April 1, 2001 to September 30, 2001		For the Interim Period April 1, 2002 to September 30, 2002		For the Fiscal Year April 1, 2001 to March 31, 2002	
	Amount (Millions of Yen)		Amount (Millions of Yen)		Amount (Millions of Yen)	
I. Consolidated retained earnings at the beginning of the period		58,706		-		58,706
II. Increase in consolidated retained earnings						
Increase in retained earnings by a capital increase by allocation of shares of consolidated subsidiary to third party	-	-	-	-	895	895
III. Decrease in retained earnings						
1. Cash dividends	733		-		1,466	
2. Bonus to officers	194	927	-	-	194	1,661
IV. Net income		5,564		-		10,643
V. Retained earnings at the end of the period		63,343		-		68,584
(Capital surplus)						
I. Consolidated capital surplus at the beginning of the period		-		22,959		-
II. Increase in consolidated capital surplus						
Increase in capital surplus by exercise of rights to subscribe for new shares	-	-	1	1	-	-
III. Consolidated capital surplus at the end of the period		-		22,961		-
(Earned Surplus)						
I. Consolidated earned surplus at the beginning of the period		-		68,584		-
II. Increase in earned surplus						
Net income	-	-	7,074	7,074	-	-
III. Decrease in earned surplus						
1. Cash dividends	-		733		-	
2. Bonus to officers	-	-	164	897	-	-
IV. Consolidated earned surplus at the end of the period		-		74,760		-

2. Non-Consolidated Interim Financial Statements, etc.

(1) Non-Consolidated Interim Financial Statements

① Non-Consolidated Interim Balance Sheets

	As of September 30, 2001			As of September 30, 2002			As of March 31, 2002		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Assets)									
I. Current Assets:									
1. Cash and Time Deposits	13,175			20,424			8,619		
2. Notes Receivable – Trade	3,897			3,519			2,865		
3. Accounts Receivable – Trade	19,553			19,984			22,252		
4. Marketable Securities	2,000			2,002			2,001		
5. Inventories	2,656			2,482			1,991		
6. Short-Term Loans Receivable	7,627			1,555			11,431		
7. Deferred Tax Assets – Current	1,509			1,761			1,539		
8. Other Current Assets	5,275			4,766			5,098		
9. Allowance for Doubtful Receivables	(149)			(392)			(122)		
Total Current Assets		55,546	39.0		56,104	42.2		55,677	42.8
II. Fixed Assets:									
1. Property, Plant and Equipment									
(1) Buildings and Structures	6,038			5,451			5,726		
(2) Tools, Furniture and Fixtures	3,340			3,723			3,454		
(3) Land	33,541			13,146			13,146		
(4) Other Properties	779			1,734			838		
Total Property, Plant and Equipment	43,699			24,056			23,166		
2. Intangible Fixed Assets	1,437			1,069			1,220		
3. Investments and Other Assets									
(1) Investments in Securities	4,186			4,571			4,504		
(2) Investment in Affiliated Companies	31,482			32,248			31,372		
(3) Deferred Tax Assets-Non-Current	4,960			4,805			4,355		
(4) Deferred Tax Assets by Revaluation	-			8,628			8,628		
(5) Other Investments and other Assets	1,477			2,594			2,102		
(6) Allowance for Investment Losses	-			(824)			(600)		
(7) Allowance for Doubtful Receivables	(239)			(427)			(408)		
Total Investments and Other Assets	41,868			51,595			49,954		
Total Fixed Assets:		87,005	61.0		76,721	57.8		74,340	57.2
Total Assets		142,552	100.0		132,825	100.0		130,018	100.0

	As of September 30, 2001			As of September 30, 2002			As of March 31, 2002		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Liabilities)									
I. Current Liabilities:									
1. Notes Payable – Trade	7,257			2,937			4,708		
2. Accounts Payable– Trade	9,429			12,701			12,467		
3. Current Maturities of Long-Term Debt	5,000			5,000			5,000		
4. Account Payable – Other	3,556			5,378			5,101		
5. Accrued Income Taxes	594			2,646			1,472		
6. Accrued Consumption Taxes	186			315			165		
7. Other Current Liabilities	1,924			2,173			1,986		
Total Current Liabilities		27,949	19.6		31,152	23.5		30,902	23.8
II. Fixed Liabilities:									
1. Bonds	15,000			10,000			10,000		
2. Accrued Retirement and Severance Benefits	297			161			214		
3. Officer's Retirement Allowance Reserve	444			493			485		
4. Other Fixed Liabilities	618			647			627		
Total Fixed Liabilities		16,361	11.5		11,302	8.5		11,327	8.7
Total Liabilities		44,310	31.1		42,455	32.0		42,229	32.5
(Shareholders' Equity)									
I. Common Stock		23,626	16.6		-	-		23,626	18.2
II. Capital Reserve		22,959	16.1		-	-		22,959	17.6
III. Earned Surplus Reserve		1,645	1.2		-	-		1,645	1.3
IV. Difference on Revaluation		-	-		-	-		(11,915)	(9.2)
V. Other Retained Earnings									
1. Voluntary Reserves	46,034			-			46,034		
2. Unappropriated Retained Earnings at the End of the Period	3,308			-			4,433		
Total Other Retained Earnings		49,343	34.6		-	-		50,467	38.8
VI. Other Valuation Differences of Securities		667	0.4		-	-		1,067	0.8
VII. Treasury Stock		-	-		-	-		(62)	-
Total Shareholders' Equity		98,241	68.9		-	-		87,788	67.5

	As of September 30, 2001			As of September 30, 2002			As of March 31, 2002		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Shareholders' Equity)									
I. Common Stock		-			23,628	17.8		-	-
II. Capital Surplus									
Capital Reserve	-			22,961			-		
Total Capital Surplus		-	-		22,961	17.3		-	-
III. Earned Surplus								-	-
1. Earned surplus reserves	-			1,645			-		
2. Voluntary reserves	-			48,921			-		
3. Unappropriated Reained Eeanings at the End of the Period	-			4,276			-		
Total Earned Surplus		-	-		54,843	41.3		-	-
IV. Difference on Revaluation of Land		-	-		(11,915)	(9.0)		-	-
V. Other Valuation Differences of Securities		-	-		923	0.7		-	-
VI. Treasury stock		-	-		(69)	(0.1)		-	-
Total Shareholders' Equity		-	-		90,370	68.0		-	-
Total Liabilities and Shareholders' Equity		142,552	100.0		132,825	100.0		130,018	100.0

② Non-Consolidated Interim Statements of Income

	For the Interim Period April 1, 2001 to September 30, 2001			For the Interim Period April 1, 2002 to September 30, 2002			For the Financial Year April 1, 2001 to March 31, 2002		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
I. Net Sales		57,493	100.0		61,803	100.0		118,412	100.0
II. Cost of Sales		36,928	64.2		36,476	59.0		76,157	64.3
Gross Profit		20,564	35.8		25,327	41.0		42,255	35.7
III. Selling, General and Administrative Expenses		16,066	28.0		19,619	31.8		34,693	29.3
Operating Income		4,498	7.8		5,708	9.2		7,562	6.4
IV. Non-Operating Income		966	1.7		1,089	1.8		1,773	1.5
V. Non-Operating Expenses		371	0.6		434	0.7		699	0.6
Ordinary Income		5,093	8.9		6,362	10.3		8,636	7.3
VI. Extraordinary Income		14	-		120	0.2		983	0.8
VII. Extraordinary Loss		1,150	2.0		709	1.2		2,517	2.1
Net Income before Taxes		3,957	6.9		5,773	9.3		7,101	6.0
Corporate Income, Inhabitant and Enterprise Taxes	761			2,810			1,761		
Tax Adjustments	751	1,512	2.6	(567)	2,242	3.6	1,037	2,798	2.4
Net Income		2,444	4.3		3,531	5.7		4,303	3.6
Profit or Loss Brought Forward		863			744			863	
Interim Cash Dividend		-			-			733	
Unappropriated Retained Earnings at the End of the Period		3,308			4,276			4,433	

(Translation)

FILE No. 82-3919

March 7, 2003

Name of the Company:
Bandai Co., Ltd.
Name and Position of the Representative:
Takeo Takusu
President and Representative Director
Inquiries shall be directed to:
Yusuke Fukuda
General Manager, President Office
Tel.: 03 (3847) 5005
(Code No. 7967, The First Section of the Tokyo Stock Exchange)

Notice of Issuance of 4th, 5th and 6th Unsecured Bonds

Notice is hereby given that Bandai Co., Ltd. (the "Company") has determined to issue the 4th, 5th and 6th Unsecured Bonds.

Description

1. Bandai Co., Ltd. 4th Unsecured Bonds (ranking pari passu solely with other bonds)

(1)	Total amount of the Bonds:	¥10 billion
(2)	Issue price:	¥100 per ¥100 in face value
(3)	Interest rate:	0.50% per annum
(4)	Yield to subscribers:	0.500% per annum
(5)	Application period:	From March 10, 2003 to March 27, 2003
(6)	Payment date:	March 28, 2003
(7)	Redemption date:	March 28, 2006 (three-year bonds)
(8)	Interest payment date:	March 28 and September 28 of each year

(9) Collateral: No security or guarantee is created for the Bonds nor any specific asset is reserved for the Bonds.

(10) Financial covenants: Negative pledge clause and clause of conversion to secured bonds

(11) Lead Manager: Daiwa Securities SMBC Co. Ltd.

(12) Commissioned Companies for Bondholders: Sumitomo Mitsui Banking Corporation, (Representative Commissioned Company), The Bank of Tokyo-Mitsubishi, Ltd.

(13) Rating: A- (Japan Rating and Investment Information, Inc.)

2. Bandai Co., Ltd. 5th Unsecured Bonds (ranking pari passu solely with other bonds)

(1) Total amount of the Bonds: ¥5 billion

(2) Issue price: ¥100 per ¥100 in face value

(3) Interest rate: 0.60% per annum

(4) Yield to subscribers: 0.600% per annum

(5) Application period: From March 10, 2003 to March 27, 2003

(6) Payment date: March 28, 2003

(7) Redemption date: March 28, 2007 (four-year bonds)

(8) Interest payment date: March 28 and September 28 of each year

(9) Collateral: No security or guarantee is created for the Bonds nor any specific asset is reserved for the Bonds.

(10) Financial covenants: Negative pledge clause and clause of conversion to secured bonds

(11) Lead Manager: Daiwa Securities SMBC Co. Ltd.

(12)	Commissioned Companies for Bondholders:	UFJ Bank Limited (Representative Commissioned Company), The Bank of Tokyo-Mitsubishi, Ltd.
(13)	Rating:	A- (Japan Rating and Investment Information, Inc.)

3. Bandai Co., Ltd. 6th Unsecured Bonds (ranking pari passu solely with other bonds)

(1)	Total amount of the Bonds:	¥10 billion
(2)	Issue price:	¥100 per ¥100 in face value
(3)	Interest rate:	0.69% per annum
(4)	Yield to subscribers:	0.690% per annum
(5)	Application period:	March 7, 2003
(6)	Payment date:	March 28, 2003
(7)	Redemption date:	March 28, 2008 (five-year bonds)
(8)	Interest payment date:	March 28 and September 28 of each year
(9)	Collateral:	No security or guarantee is created for the Bonds nor any specific asset is reserved for the Bonds.
(10)	Financial covenants:	Negative pledge clause and clause
(11)	Lead Manager:	Nomura Securities Co., Ltd.
(12)	Fiscal Agent:	UFJ Bank Limited
(13)	Commissioned Companies for Bondholders:	None
(14)	Rating:	A- (Japan Rating and Investment Information, Inc.)

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